Mail Stop 4561

January 30, 2007

Marvin D. Cooper
President
Domtar Corporation
33663 Weyerhaeuser Way South
Federal Way, WA 98003

> **Re: Domtar Corporation**
> **Amendment No. 2 to Form 10**
> **Filed January 26, 2007**
> **File No. 1-33164**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. References to prior comments relate to our letter dated January 24, 2007, unless otherwise indicated.

Form 10-12B/A

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information of the Company, page 90

1. We note your response to prior comment 13 in our letter dated January 24, 2007. In view of the fact that your detailed valuation studies are still incomplete, the Company should disclose that the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is preliminary. Revised disclosure should alert the reader that the allocation is preliminary, provide a description of the nature of the matters giving rise to the preliminary status of the allocation including contingencies, and present any other information which will enable the reader to understand the magnitude of potential adjustments to the allocation. See the Division of Corporation Finance Accounting Disclosure Rules and Practices 2000 Edition, Topic Three, II.G.1. In addition, allocation of the fair value in excess of cost should follow the guidance in paragraphs 40 and B187 through B193 of SFAS 141. Please amend accordingly.

Executive Compensation, page 119

2. Please refer to prior comment 14 in our letter dated January 24, 2007. Consistent with our discussions on January 29 and 30, we are currently considering the application of the new Executive Compensation and Related Person Disclosure Rules to your transaction. Please be advised that we may have further comments regarding your disclosure.

Domtar, Inc.

Form 6-K/A filed on January 26, 2007

Exhibit 99.4

3. We note your response to prior comment number 11 in our letter dated January 24, 2007. The pro forma information required by Article 11 of Regulation S-X included in Exhibit 99.4 of Form 6-K/A filed January 26, 2007 should include a quantified reconciliation to US GAAP in a manner consistent with Item 17 of Form 20-F. See the Division of Corporation Finance Accounting Disclosure Rules and Practices 2000 Edition, Topic Six, IV.A.7. Please amend accordingly.

    You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please direct your questions or comments concerning matters related to the financial statements to Jason Niethamer at 202-551-3855 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via facsimile: (212) 474-3700
        Richard Hall, Esq.
        Cravath, Swaine & Moore